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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

1.	Name and Address of Reporting Person* (Last, First, Middle)	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Conway, Anthony J.		Rochester Medical Corporation (ROCM)
	500 Prospect Street	4.	Statement for (Month/Day/Year)				5.	If Amendment, Date of Original (Month/Day/Year)
			January 2, 2003
	(Street)	6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	Chatfield, MN 55923 (City) (State) (Zip)		☒	Director	☐	10% Owner		☒ Form filed by One Reporting Person
			☒	Officer (give title below)				☐ Form filed by More than One Reporting Person
			☐	Other (specify below)
				Chief Executive Officer and President

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2a.	Deemed Execution Date, if any. (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned Following Reported Transactions(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

	Common Stock													435,750		D

	Common Stock													39,300		I		By Spouse

	Common Stock													100		I		By Son

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3a.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

	Stock Option (Right to Buy) (1)		$17.25

	Stock Option (Right to Buy) (1)		$15.375

	Stock Option (Right to Buy) (1)		$15.375

	Stock Option (Right to Buy) (1)		$13.625

	Stock Option (Right to Buy) (1)		$13.625

	Stock Option (Right to Buy) (1)		$7.3125

	Stock Option (Right to Buy) (1)		$4.719

	Stock Option (Right to Buy) (1)		$4.688

	Stock Option (Right to Buy) (1)		$4.33

	Stock Option (Right to Buy) (1)		$8.250		1/2/03				A			8,000

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	(2)	12/31/06		Common Stock	15,000				15,000		D

	(3)	12/31/07		Common Stock	10,638				10,638		D

	(5)	12/31/07		Common Stock	4,362				4,362		D

	(6)	12/17/08		Common Stock	6,000				6,000		D

	(7)	12/17/08		Common Stock	6,000				6,000		D

	(8)	9/30/09		Common Stock	30,000				30,000		D

	(9)	3/12/11		Common Stock	15,000				15,000		D

	(10)	4/6/11		Common Stock	10,000				10,000		D

	(11)	10/16/11		Common Stock	15,000				15,000		D

	(12)	1/2/13		Common Stock	8,000				8,000		D

Explanation of Responses:

(1) Granted under the Company's 1991 Stock Option Plan, as amended. (2) Granted on 2/14/97, 100% exercisable. (3) Granted on 2/4/98, 100% exercisable. (4) Granted under the Company's Non-Qualified Stock Option Plan. (5) Granted on 2/4/98, 100% exercisable. (6) Granted on 12/17/98, 100% exercisable. (7) Granted on 12/17/98, 100% exercisable. (8) Granted on 12/1/99. 7,500 shares exercisable on each of 12/1/00, 12/1/01, 12/1/02 and 12/1/03. (9) Granted on 3/12/01. 3,750 shares exercisable on each of 3/12/02, 3/12/03, 3/12/04 and 3/12/05. (10) Granted on 4/6/01. 2,500 shares exercisable on each of 4/6/02, 4/6/03, 4/6/04 and 4/6/05. (11) Granted on 10/16/01. 3,750 shares exercisable on each of 10/16/02, 10/16/03, 10/16/04 and 10/16/05. (12) Granted on 1/2/03. 2,000 shares exercisable on each of 1/2/04, 1/2/05, 1/2/06 and 1/2/07.

/s/ David Jonas, as Power of Attorney for Anthony J. Conway	01-03-03
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.